# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Grand River Commerce, Inc., CIK 0001418489
CUSIP: 386441109
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 4471 WILSON AVENUE, GRANDVILLE, Michigan (MI), 49418
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001029311

## Reporting persons
- Banc Fund IX L.P.: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Banc Fund X L.P.: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 357,400; shared voting power 0; sole dispositive power 357,400; shared dispositive power 0; aggregate amount beneficially owned 357,400 (5.1% of the class)
- TBFC Financial Technologies Fund L.P.: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BANC FUNDS CO LLC: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: BANC FUNDS CO LLC is the Filer.

## Item 1. Issuer
Name of issuer: Grand River Commerce, Inc.
Address of issuer's principal executive offices: 4471 WILSON AVENUE GRANDVILLE MI 49418

## Item 2. Person Filing
Name of person filing: The Banc Funds Company, L.L.C. d/b/a 1st and Main Growth Partners
Address of principal business office or, if none, residence: 150 S. Wacker Drive, Suite 2725, Chicago, IL 60606
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 357400
Percent of class: 5.1
Sole power to vote or to direct the vote: 357400
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 357400
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
This Schedule 13G is being filed jointly by Banc Fund IX L.P. ("BF IX"), an Illinois Limited Partnership, Banc Fund X L.P. ("BF X"), an Illinois Limited Partnership, and TBFC Financial
Technologies Fund L.P. (collectively, the "Reporting Persons"). The general partner of BF IX is MidBan IX L.P. ("MidBan IX"), whose principal business is to be a general partner of BF IX.
The general partner of BF X is MidBan X L.P. ("MidBan X"), whose principal business is to be a general partner of BF X. The general partner of TBFC Financial Technologies Fund L.P. is
MidBan XI L.P. ("MidBan XI"), whose principal business is to be a general partner of TBFC Financial Technologies Fund L.P. The general partner of MidBan IX, MidBan X, and MidBan XI is The Banc Funds Company, L.L.C., ("TBFC"), whose principal business is to be a general partner of MidBan IX, MidBan X, and MidBan XI. TBFC is an Illinois corporation whose principal shareholder is Charles J. Moore. Mr. Moore has been the manager of BF IX, BF X and TBFC Financial Technologies Fund L.P., since their respective inceptions. As manager, Mr. Moore has voting and dispositive power over the securities of the issuer held by each of those entities. As the controlling member of TBFC, Mr. Moore will control TBFC, and therefore each of the
Partnership entities directly and indirectly controlled by TBFC.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Banc Fund IX L.P.: /s/ John M. Baker, Member (02/13/2026)
- Banc Fund X L.P.: /s/ John M. Baker, Member (02/13/2026)
- TBFC Financial Technologies Fund L.P.: /s/ John M. Baker, Member (02/13/2026)
- BANC FUNDS CO LLC: /s/ John M. Baker, Member (02/13/2026)